Exhibit 99.2

Ninetowns Launches New B2B Search Platform Tootoo.com

Wednesday May 9, 4:05 pm ET

BEIJING, China, May 9 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, today announces the launch of tootoo.com, its new business-to-business ("B2B") vertical search platform. Tootoo.com will be the cornerstone of Ninetowns' new B2B strategy of providing leading- edge, quality-assured vertical search and trade services. Tootoo.com is built upon Ninetowns' unrivaled market intelligence in business-to-government ("B2G") trade processing and its experience in evaluating supplier capabilities for companies ranging from small businesses to large multinational corporations. By leveraging this foundation with the recent acquisition of Ample Spring and strategic partnership with ThomasNet, tootoo.com is positioned to become a leading-edge B2B search and service provider, enhancing Ninetowns' status as a premier platform for suppliers and buyers engaged in international trade.

The tootoo.com platform features a new B2B-focused search portal that enables business users to input search terms and provides them with quick, effective and relevant B2B search results. These results will include product information, manufacturing specifications, technical articles, trade intelligence, company backgrounds, recent news, and more. In order to maximize the value for business users, tootoo.com has been engineered to optimize the relevancy of search results using two key methods. First, tootoo.com emphasizes using product-specific, technical, and supplier capability-centric keywords frequently used in the buying cycle. Second, tootoo.com uses ranking algorithms derived from unique supplier capability ratings based on Total Quality Sourcing ("TQS"). The TQS evaluation of supplier capabilies is based on six specific areas: Promotion, Plan & Order, Research & Development, Production, Clearance and Logistics & Settlement.

In addition to the core search services, tootoo.com will also offer value- added services such as MeiMaoTong, which is a customized catalog solution provided through Ninetowns' recent strategic partnership with ThomasNet. The catalog solution not only provides more professional and in-depth content, especially in the areas of product specifications and supplier capabilities, but also displays this content in a manner consistent with each different industry and profession.

In delivering B2B search and other value-added services, tootoo.com plans to generate a majority of its revenue through providing customers with targeted advertising and marketing solutions, enabling them to reach relevant business users.

Commenting on the launch of tootoo.com, Ninetowns' Chief Executive Officer, Mr. Shuang Wang said, "The launch of tootoo.com represents another significant milestone in Ninetowns' new B2B strategy. The foundation of tootoo.com is a combination of Ninetowns' industry-leading B2G services, our vertical search engine, and our recent partnership with ThomasNet. Tootoo.com will provide users with a simple yet sophisticated way to access and utilize information on international trade with China. We believe this synergy gives us a clear competitive advantage in the market. We look forward to capitalizing on the new opportunity presented by the launch of tootoo.com, while remaining committed to our core strategy of leveraging our dominant market position and customer base, maintaining the value of our B2G offerings and generating new revenue streams through our next-generation B2B search platform."

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in operating tootoo.com, the leading B2B search and service provider for international trade. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at www.ninetowns.com/english

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-

looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Ms. Helen Wu or Ms. Lisa Zheng	Investor Relations (US):
Investor Relations	Mahmoud Siddig, Director
Ninetowns Internet Technology	Taylor Rafferty
Group Company Limited	+1 (212) 889-4350
(+86-10) 6588-2256	ninetowns@taylor-rafferty.com
ir@ninetowns.com

Investor Relations (HK):
David Dambro, Director
Taylor Rafferty
+852 2167 2006
ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited